UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-43429

LONDIAN WASON NEW ENERGY TECH INC.

T1-7A, 1 Shenzhen Bay Plaza

No. 2233 South Keyuan Road

Nanshan District, Shenzhen

People’s Republic of China, 518054

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Trading Halt

Londian Wason New Energy Tech Inc. (NYSE: FOIL) (the “Company” or “Londian”) hereby announces that the New York Stock Exchange (“NYSE”) has imposed a halt in trading of the Company’s American depositary shares (“ADSs”) following the Company’s disclosure of the delayed closing of the proposed Offering to the NYSE.

The Company previously filed registration statements on Form F-1 for its initial public offering of 4,285,714 ADSs representing 21,428,570 ordinary shares (the “Offering”), which became effective on August 11, 2026. Subsequently, the Company priced the proposed Offering and the ADSs began trading on the NYSE on August 12, 2026 on a when-issued basis, subject to the delivery of the ADSs by the Company at the closing of the proposed Offering. The Closing of the proposed Offering has not taken place as of the date hereof.

The delayed closing was because the Company has not yet resolved certain complaints and related regulatory implications concerning its restructuring undertaken prior to the proposed Offering, including matters relating to transactions involving its controlling shareholders and the legal and regulatory compliance of its controlling shareholders. Resolving these matters with the relevant parties will delay the closing of the proposed Offering beyond the originally anticipated closing date on or about August 17, 2026.

These complaints do not relate to the Company’s business operations or financial condition. The Company is actively addressing them with a view to completing the proposed Offering as soon as practicable.

Safe Harbor Statement

This document contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Londian may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements regarding its proposed Offering, the expected use of proceeds, Londian’s beliefs, plans, expectations, objectives, goals, strategies, future business development, financial condition, results of operations, and the status, outcome, or impact of any legal proceedings or regulatory inquiries, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks and uncertainties related to the completion, timing, size, and use of proceeds of its proposed Offering; Londian’s strategies, future business development, and financial condition and results of operations; Londian’s limited operating history; risks associated with electrolytic copper foil; Londian’s ability to develop, manufacture, and deliver products of high quality and appeal to customers; Londian’s ability to generate positive cash flow and profits; product defects; Londian’s ability to compete successfully; Londian’s ability to build its brand and withstand negative publicity; cancellation of orders for Londian’s products; Londian’s ability to develop new products; changes in consumer demand and government incentives, subsidies, or other favorable government policies; and the risks, uncertainties, and possible adverse effects arising from legal proceedings, claims, investigations, or regulatory inquiries involving Londian. Further information regarding these and other risks is included in Londian’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Londian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact ir@londianwason.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONDIAN WASON NEW ENERGY TECH INC.

By:	/s/ Guanran Wang
	Name:	Mr. Guanran Wang
	Title:	Director, Chairman and Co-Chief Executive Officer

Date: August 17, 2026